Exhibit 99.1

Nano Labs Expands BNB Strategic Reserve to US$90 Million and Announces

Plan to Upgrade BNB Reserve Strategy

HONG KONG, July 22, 2025 (GLOBE NEWSWIRE) -- Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading Web 3.0 infrastructure and product solution provider, today announced that it has significantly increased its holdings of BNB to 120,000.00, representing a total value of approximately US$90 million. This move marks significant progress and a major milestone in the Company’s full-scale upgrade of its BNB strategic reserve plan.

In recent days, Nano Labs has continued to expand its BNB holdings by acquiring an additional 45,684.9862 BNB through OTC transactions at an average purchase price of approximately US$764 per token. As a result, the Company now holds approximately 120,000.00 BNB, acquired at an average purchase cost of US$707 per token, and valued at approximately US$90 million.

Nano Labs plans to further strengthen its BNB strategic reserve through multiple approaches, including but not limited to continued accumulation of BNB, acquiring controlling stakes in BNB-focused strategic reserve entities, and investing in companies dedicated to holding BNB as a core reserve asset.

About Nano Labs Ltd

Nano Labs Ltd is a leading Web 3.0 infrastructure and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips and high performance computing (“HPC”) chips. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. In addition, Nano Labs has actively positioned itself in the digital assets space, adopting BNB as its primary reserve asset. It has reserved in mainstream digital currencies including BNB and BTC, and established an integrated platform covering multiple business verticals, including HTC solutions and HPC solutions*. For more information, please visit the Company’s website at: ir.nano.cn.

* According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor inquiries, please contact:

Nano Labs Ltd
ir@nano.cn

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com